

February 19, 2013

Via E-mail
Niccolo M. de Masi
Principal Executive Officer
Glu Mobile Inc.
45 Fremont Street
Suite 2800
San Francisco, California 94105

> **Re: Glu Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-33368**

Dear Mr. de Masi:

We have reviewed your letter dated January 15, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 14, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results and Trends, page 44

1. We note your response to prior comment 3. Please explain in greater detail your consideration of quantifying the aggregate number and percentage of smartphone paying players for each period presented. This appears to be important information necessary to understanding your results of operations and business since you rely on a small portion of

your total players for nearly all of your smartphone revenues derived from in-app purchases. As part of your response, tell us whether you are able to calculate the aggregate number and percentage of smartphone paying players and, if so, please provide us with your analysis for each period presented.

2. Please clarify your response to prior comment 4 to more thoroughly explain why you do not believe disclosing the aggregate ARPDAU and aggregate LTV is useful information to investors. It appears that providing a quantitative and qualitative discussion and analysis of these metrics would contribute meaningfully to understanding and evaluating your company since the measures give important insight into your overall game monetization. Explain whether changes in the aggregate ARPDAU and aggregated LTV have a direct correlation to changes in your revenues. Provide us with the proposed disclosures that you plan on including in your next annual report to more clearly explain how you use the data analytics metrics in evaluating your business, including your revised discussion of ARPDAU and LTV.

Results of Operations, page 54

3. We note your response to prior comment 5. Please further explain your consideration of providing a quantitative and qualitative discussion and analysis with respect to changes in the proportion of micro transactions, offers and advertising revenues in relation to your total smart phone revenues. This appears to be important and material information necessary to understanding the underlying reasons for the significant growth in your smart phone revenues. Provide us with an analysis of the changes in micro transactions, offers and advertising revenues for each period presented.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 72

4. Your response to prior comment 6 describes how you compute the estimated average playing period for paying users. Tell us your consideration of providing enhanced disclosures to clarify the significant assumptions and judgments that you consider in determining the estimated average playing period for each period presented. In addition, explain in greater detail how you extrapolate the actual observed attrition rate for each daily cohort to arrive at a weighted average playing period for paying users across the selected game.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or, Barbara

Jacobs, Assistant Director, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Stephen Krikorian
Accounting Branch Chief